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                            June 17, 2020

       Evan Ce Xu
       Chief Financial Officer
       Genetron Holdings Limited
       1-2/F, Building 11, Zone 1
       No.8 Life Science Parkway
       Changping District, Beijing, 102206
       People's Republic of China

                                                        Re: Genetron Holdings
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed on June 15,
2020
                                                            File No. 333-234805

       Dear Mr. Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2020 letter.

       Amendment No. 2 to Form F-1

       Capitalization, page 76

   1. We note the change in the Share Capital and Share Premium balances from pro forma to pro forma as adjusted
appears to be inconsistent with the disclosure of the expected net proceeds of US$146,100
million disclosed in Use of Proceeds on page 74. Please clarify or revise.
 Evan Ce Xu
Genetron Holdings Limited
June 17, 2020
Page 2


Dilution, page 78

2. We note that you provide the net tangible book value per ordinary share at March 31,
      2020. In addition, please revise your disclosure to provide the net tangible book value at
      March 31, 2020.
3.    Please tell us how you calculated the pro forma net tangible book value as
      adjusted of US$195.28 million as it appears to be inconsistent with the net tangible book value at March 31, 2020 adjusted for the conversion of your outstanding preferred shares and the net proceeds received in the offering.
4. The number of outstanding shares of existing shareholders of 361,810,100 appears to be inconsistent with the number of shares of ordinary shares of 119,433,500 disclosed in
      Note 15 of your March 31, 2020 financial statements on page F-90 and the 220,332,100 shares from the conversion of the issued and outstanding preferred shares disclosed above. Please clarify or revise.
Liquidity and Capital Resources, page 108

5. We note your response to prior comment 1. Please disclose the material terms of your loan agreements, such as the interest rate and default interest. Business, page 130

6. We note your response to prior comment 1. Please disclose the material terms of your material agreements, such as the expiration term of the iKang and Innocare agreements.
       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 at Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameEvan Ce Xu
                                                           Division of
Corporation Finance
Comapany NameGenetron Holdings Limited
                                                           Office of Real
Estate & Construction
June 17, 2020 Page 2
cc:       Li He, Esq.
FirstName LastName